Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
September 16, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. TO PRESENT
AT THE TWENTY SEVENTH INTERNATIONAL PAPILLOMAVIRUS
CONFERENCE AND CLINICAL WORKSHOP

AURORA, Ontario, September 16, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), (“Helix” or the “Company”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced that Praveen Kumar, Ph.D., Vice President, Topical Drug Product Development, will be presenting at the Twenty Seventh International Papillomavirus Conference and Clinical Workshop which runs from September 16 to September 22, 2011 at the International Congress Center in Berlin, Germany.

Dr. Kumar will conduct a poster presentation from 09:00AM to 10:00PM CEST (Central European Summer Time) from September 19 to September 21, 2011. The poster will include some of the preclinical animal dermal drug delivery work which was performed in support of Helix’s Topical Interferon Alpha-2b product development program to-date. The poster will be available on Helix BioPharma’s website (www.helixbiopharma.com).

Also at the conference, a second poster regarding Topical Interferon Alpha-2b will be presented, during the same time period, by Dr. Günter Cichon of the Charite Hospital (Campus Benjamin Franklin), Berlin. This poster will highlight the findings from the Phase II pharmacokinetic clinical study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions that Helix completed in 2010. Helix announced the top-line findings in its news releases dated June 23 and October 21, 2010. Dr. Cichon was one of the principal investigators involved in the conduct of the study. This poster will also be available on Helix BioPharma’s website (www.helixbiopharma.com).

Additional information about the conference, provided by the organizers, can be found at the conference’s website www.hpv2011.org.

About Topical Interferon Alpha-2b
Interferon alpha-2b is a potent cytokine that possesses antiviral, immunomodulatory and antiproliferative activities with activity against the human papillomavirus. Topical Interferon Alpha-2b is a semi-solid formulation of recombinant interferon alpha-2b based on Helix’s Biphasix™ platform drug formulation technology. This technology involves the formation of biphasic lipid vesicles for use as a vehicle for administration of a biologically active material encapsulated within the lipid bilayers. Topical Interferon Alpha-2b is under development as a cosmetically appealing cream dosage form that can be easily and conveniently self-applied intravaginally for the treatment of low-grade cervical lesions using a common vaginal applicator.

About Helix BioPharma Corp.
Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
John F. Heerdink, Jr.
Vista Partners LLC
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties
The presentations referred to in this News Release are subject to cancellation or change without notice. This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”), regarding the Company’s active development of products for the prevention and treatment of cancer, and in particular, the Company’s development of Topical Interferon Alpha-2b, including its form and use. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making these forward-looking statements, include, but are not limited to, the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from such statements. These risks and uncertainties include without limitation, that the Company’s assumptions may prove to be incorrect; Helix’s need for additional future capital, which is not assured; uncertainty whether the drug candidates will be successfully developed and commercialized; research and development risks, including manufacturing risks and negative clinical trial results; product liability and insurance risks; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; and uncertainty of the size and existence of a market opportunity for Helix’s products. These and other risks and uncertainties, which could cause actual results to vary materially from current results or those anticipated in forward-looking statements, are more fully described in our latest Form 20-F and other documents filed on SEDAR at www.sedar.com and on EDGAR at ww.sec.gov. The Company assumes no obligation, except as required by law, to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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